UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Marriott Vacations Worldwide Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57164Y107

(CUSIP Number)

September 20, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57164Y107	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Nicole Marriott Avery
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,967*
	6.	SHARED VOTING POWER 2,002,797**
	7.	SOLE DISPOSITIVE POWER 1,967*
	8.	SHARED DISPOSITIVE POWER 2,002,797**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,004,764
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%***
12.	TYPE OF REPORTING PERSON (see Instructions) IN

*	Consists of 1,967 shares held directly by Nicole Marriott Avery.
**	Consists of 2,002,797 shares beneficially owned by JWM Family Enterprises, Inc., for which Nicole Marriott Avery serves as a director. Mrs. Avery disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.
***	The denominator is based on the 26,494,634 shares of common stock outstanding as of October 27, 2017, as reported on the cover page of the Form 10-Q for the quarter ending on September 30, 2017, filed by Marriott Vacations Worldwide Corporation.

CUSIP No. 57164Y107	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Marriott Vacations Worldwide Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 6649 Westward Boulevard Orlando, FL 32821

Item 2.

(a)	Name of Person Filing: Nicole Marriott Avery

(b)	Address of Principal Business Office or, if None, Residence: Nicole Marriott Avery c/o JWM Family Enterprises, Inc. 9737 Washingtonian Boulevard, Suite 404 Gaithersburg, MD 20878

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 57164Y107

CUSIP No. 57164Y107	13G	Page 4 of 5 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Reference is made to Items 5-9 and 11 and the footnotes thereto on page 2 of this Schedule 13G, which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Reference is made to the footnotes to Items 6 and 8 on page 2 of this Schedule 13G, which are incorporated by reference herein.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 57164Y107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018
(Date)

/s/ Nicole Marriott Avery
(Signature)

Nicole Marriott Avery
(Name and Title)